FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, December 1, 2016

FAIRFAX ANNOUNCES QUARTERLY DIVIDEND ON SERIES C, D, E, F, G, H, I, J, K AND M PREFERRED SHARES AND QUARTERLY DIVIDEND RATE FOR SERIES D, F, H AND J SHARES

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it has declared the following quarterly dividends per share on its preferred shares:

Series of Preferred Shares	Dividend (C$)	Payment Date	Record Date
Series C	0.286125	December 30, 2016	December 16, 2016
Series D	0.22825	December 29, 2016
Series E	0.18188	December 30, 2016
Series F	0.16654	December 29, 2016
Series G	0.207375	December 30, 2016
Series H	0.19147	December 29, 2016
Series I	0.23175	December 30, 2016
Series J	0.20955	December 29, 2016
Series K	0.3125	December 30, 2016
Series M	0.296875	December 30, 2016

Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax has also determined the quarterly dividend rates in respect of the December 30, 2016 to March 30, 2017 dividend period for its floating rate preferred shares.  The rates, together with the dividends per share payable for such period (if and when declared), are set forth below:

Series of Preferred Shares	Rate (%)	Annualized Rate (%)	Dividend (C$)
Series D	0.91225	3.65901	0.22806
Series F	0.66542	2.66901	0.16636
Series H	0.76515	3.06901	0.19129
Series J	0.83745	3.35901	0.20936

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development,
at (416) 367-4941